



CHINA SHIPPING DEVELOPMENT COMPANY LIMITED
中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 1138)

CONNECTED TRANSACTION

The board (the "Board") of directors (the "Directors") of China Shipping Development Company Limited (the "Company") is pleased to announce that the Company and Digang Dili Material Recovery Company ("Dili Recovery Company") entered into a sale and purchase agreement (the "Sale and Purchase Agreement") on 9 September 2005 whereby the Company had agreed to sell and Dili Recovery Company had agreed to purchase the oil tanker named "Daqing 50" (the "Oil Tanker") weighing 5574.8 long tonne. The consideration for the sale of the Oil Tanker is RMB12,207,139.56 (approximately HK$11,737,634.19). Such consideration has been determined with reference to the market price of scrap metal at the rate of US$270 (approximately RMB2189.7) per long tonne (the "Transaction"). In addition, Dili Recovery Company has agreed to pay RMB 300,000 to the Company for the fuel consumed for shipping the Oil Tanker from Shanghai to the place of delivery. Dili Recovery Company will pay a total amount of RMB 12,507,139.56 (approximately HK$12,026,095.73) to the Company.

China Shipping (Group) Company (the "Group Company") holds approximately 50.51 percent of the issued share capital of the Company, being the controlling shareholder of the Company as defined under The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). Dili Recovery Company is a wholly-owned subsidiary of Shanghai Shipping (Group) Company Limited which in turn is a wholly owned subsidiary of the Group Company. Therefore, Dili Recovery Company is a connected person (as defined under the Listing Rules) of the Company. Hence, the transaction as contemplated under the Sale and Purchase Agreement (the "Transaction") constitutes a connected transaction of the Company for the purposes of the Listing Rules. As the applicable percentage ratios in respect of the Transaction is more than 0.1% but less than 2.5%, the Transaction is only subject to the reporting and announcement requirements under Rule 14A.45 to 14A.47 of the Listing Rules but does not require the approval of the shareholders of the Company (the "Shareholders") other than the Group Company and its associates (as defined under the Listing Rules) (the "Independent Shareholders").

The terms and conditions of the Transaction have been negotiated on an arm's length basis and are conducted on normal commercial terms. The Transaction is in the ordinary and usual business of the Company. The Board (including the independent non-executive Directors) (the "Independent Directors") considers the terms of the Transaction to be fair and reasonable, and is in the interests of the Company and the Shareholders, taken as a whole. Particulars of the Sale and Purchase Agreement are set forth below, and will also be disclosed in the Company's 2005 annual report.

1. Sale and Purchase Agreement dated 9 September 2005

1.1 Parties

Vendor:	The Company
Purchaser:	Dili Recovery Company

1.2 Oil Tanker

The Oil Tanker was constructed by China Dalian Shipyard (中國大連船廠), an independent third party shipyard in the PRC, and was commissioned into service in October 1974. The Oil Tanker weighs 5574.8 long tonne.

1.3 Sale of the Oil Tanker

Pursuant to the Sale and Purchase Agreement, the Company has agreed to sell the Oil Tanker as scrap metal and Dili Recovery Company has agreed to purchase the Oil Tanker, and thereafter to dismantle it.

1.4 Purchase price and payment terms

Pursuant to the Sale and Purchase Agreement, Dili Recovery Company will pay to the Company in cash a sum of RMB12,207,139.56 (approximately HK$11,737,634.19) for the Oil Tanker as consideration for the sale of the Oil Tanker. The purchase price was determined based on the current market price of scrap metal at the rate of US$270 (approximately RMB2189.7) per long tonne. No valuation has been performed. The net book value of the Oil Tanker as at 30 June 2005 was RMB1,352,539.84 (approximately HK$1,300,519.07). The net profit expected to arise from the sale of the Oil Tanker, being the difference between the consideration for such sale and the net book value of the Oil Tanker, is RMB10,854,599.72 (approximately HK$10,437,115.11). The Company intends to use the net proceeds arising from the sale of the Oil Tanker as its working capital. The net profits before taxation and extraordinary items attributable to the Oil Tanker for the financial years ended 31 December 2003 and 31 December 2004, respectively, are RMB8,250,249 and RMB7,611,303.71. The net profits after taxation and extraordinary items attributable to the Oil Tanker for the financial years ended 31 December 2003 and 31 December 2004, respectively, are RMB6,514,406.74 and RMB6,092,760.72.

In addition, Dili Recovery Company has agreed to pay RMB 300,000 to the Company for the fuel consumed for shipping the Oil Tanker from Shanghai to the place of delivery. Dili Recovery Company hereby will pay a total amount of RMB 12,507,139.56 (approximately HK$12,026,095.73) to the Company.

Dili Recovery Company has first paid to the Company a deposit of RMB1,250,713.96 (approximately HK$1,202,609.57) by remittance to the Company's designated bank account at the same time of signing the Sale and Purchase Agreement by both parties. The remaining balance of the purchase price of the Oil Tanker, being RMB11,256,425.6 (approximately HK$10,823,486.15), shall be paid by remittance to the aforementioned Company's designated bank account 3 business days prior to the delivery of the Oil Tanker to Dili Recovery Company pursuant to the Sale and Purchase Agreement.

1.5 Delivery

The Oil Tanker will be delivered to Dili Recovery Company at Digang dismantling shipyard in the PRC on or before 30 September 2005.

1.6 Other significant terms

All responsibilities, liabilities and risks relating to the delivery of the Oil Tanker shall be borne by the Company prior to delivery of the Oil Tanker, and by Dili Recovery Company immediately after such delivery.

The Sale and Purchase Agreement is subject to the usual force majeure provisions. In the event of occurrence of force majeure events such as earthquake, fire, tidal wave and war and, as a result, the Sale and Purchase Agreement cannot be performed by the Company, the Company shall return the deposit to Dili Recovery Company immediately.

If Dili Recovery Company fails to pay the deposit of RMB1,250,713.96 (approximately HK$1,202,609.57) or the remaining balance of RMB11,256,425.6 (approximately HK$10,823,486.15) in accordance with the Sale and Purchase Agreement, the Company shall have the right to terminate the Sale and Purchase Agreement and claim for any consequential losses and interest.

Should any dispute arise between the Company and Dili Recovery Company in respect of the Sale and Purchase Agreement, which remains unresolved after reasonable discussions, such dispute shall be referred to the China Maritime Arbitration Commission, which was established in accordance with a decision made by the State Council of the People's Republic of China (the "PRC"), for arbitration in Shanghai, the PRC.

2. Reasons for and benefits of entering into the Sale and Purchase Agreement

The Oil Tanker came into operation in 1974. In accordance with the notice issued by the Ministry of Communication of the PRC (中華人民共和國交通部) on 9 April 2001, the mandatory scrappage age of the Oil Tanker is 31 years. Therefore, the Oil Tanker will meet the deadline for mandatory scrappage in October 2005. Since the vessel licence (船舶國籍證書) of the Oil Tanker will be expired on 16 September 2005, the Oil Tanker is not normally allowed to operate after that date, except under special circumstances. The Oil Tanker as at the date of the Announcement is still in use.

The Oil Tanker is well worn and its cabin and communication facilities are outdated. After a special inspection on the operating efficiency of the Oil Tanker, the inspection result was that it would not be worthwhile for the Oil Tanker to continue operation. As a result, the Board decided to dismantle it and sell it as scrap metal. Dili Recovery Company is a special service entity which specializes in ship dismantling business. The Board believes that the disposal of the Oil Tanker will provide the Company with more working capital. The Board does not have intention on any specific use of the working capital.

3. General

The business of the Company mainly involves coastal, ocean and Yangtze River cargo transportation, container transportation, oil transportation, international passenger transportation, chartering, cargo agency and cargo transportation agency. The business of Dili Recovery Company mainly involves ship dismantling and repair.

4. Listing Rules Requirements

China Shipping (Group) Company holds approximately 50.51 percent of the issued share capital of the Company, being the controlling shareholder of the Company as defined under the Listing Rules. Dili Recovery Company is a wholly owned subsidiary of Shanghai Shipping (Group) Company Limited, which in turn is a wholly owned subsidiary of the Group Company. Therefore, Dili Recovery Company is a connected person (as defined under the Listing Rules) of the Company. Hence, the Transaction constitutes a connected transaction of the Company for the purposes of the Listing Rules.

As the applicable percentage ratios in respect of the Transaction is, more than 0.1% but less than 2.5%, the Transaction is subject only to the reporting and announcement requirements under Rule 14A.45 to Rule 14A.47 of the Listing Rules and does not require approval by the Independent Shareholders.

The terms and conditions of the Transaction have been negotiated on an arm's length basis and are conducted on normal commercial terms. The Transaction is in the ordinary and usual course of business of the Company. The Board (including the Independent Directors) considers the terms of the Transaction to be fair and reasonable, and is in the interests of the Company and the Shareholders, taken as a whole.

By order of the Board
China Shipping Development Company Limited
Yao Qiaohong
Company Secretary

Shanghai, the PRC
9 September 2005

Note: Unless otherwise specified, the conversion of HK$ into RMB is based on the exchange rate of HK$1.00=RMB1.04 and the conversion of US$ into RMB is based on the exchange rate of US$1.00 = RMB 8.11.

As at the date of this announcement, the Board of Directors of the Company is comprised of Mr. Li Shaode, Mr. Wang Daxiong, Mr. Mao Shijia, Mr. Yao Zuozhi and Mr. Wang Kunhe as executive directors, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive directors.